# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATLANTIC INTERNATIONAL CORP., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 01/01/2026
Filed by CIK 0001117037
Persons authorized to receive notices and communications: Elliot H. Lutzker, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200; Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200

## Reporting persons
- Jagid Jeffrey M (CIK 0001117037): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,221,025; shared voting power 0; sole dispositive power 8,221,025; shared dispositive power 0; aggregate amount beneficially owned 8,221,025 (13.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: ATLANTIC INTERNATIONAL CORP.
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: Jeffrey Jagid
Residence or business address: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.
Present principal occupation or employment: CEO and Director, Atlantic International Corp., 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.
Criminal convictions in the last five years: No criminal proceedings to be disclosed
Civil proceedings (securities laws) in the last five years: No civil proceedings to be disclosed
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 5(c) below.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no plans or proposals which the reporting person has which may result in any of the matters listed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 8,221,025 (13.8%) shares based on 58,525,488 shares issued and outstanding as of January 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power and disposition power - 8,221,025 shares.
Transactions in the class effected during the past sixty days: On January 1, 2026, a total gross number of 5,551,223 shares of common stock vested upon exercise of restricted stock units previously granted to Mr. Jagid under the Issuer's 2025 Omnibus Equity Incentive Plan pursuant to Rule 16b-3 under the Securities Exchange Act of 1934. 1,665,367 shares were retained by the Issuer in order to cover any tax liability, resulting in a net amount of 3,885,856 being issued to Mr. Jagid. On January 5, 2026, the Board of Directors of the Company awarded Mr. Jagid incentive stock options to purchase 1,000,000 shares of common stock at $1.33 per share exercisable in their entirety six months from the date of grant.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Jagid Jeffrey M: /s/ Jeffrey Jagid, Jeffrey Jagid/Chief Executive Officer and Director (01/07/2026)